EXHIBIT 4.3

FPA TERMINATION AGREEMENT

This FPA TERMINATION AGREEMENT, dated October 31, 2023 (this “Agreement”), is by and among ACM ARRT G LLC (“Seller”), SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“Counterparty”) and Endurance Acquisition Corp., a Cayman Islands exempted company (“Endurance”).

RECITALS

WHEREAS, Vellar Opportunity Fund SPV LLC – Series 7 (“Vellar”), Endurance, Counterparty, and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Target (“Merger Sub”), entered into that certain Forward Purchase Agreement Confirmation, dated October 24, 2022, as amended pursuant to that certain Forward Purchase Agreement Confirmation Amendment, dated October 25, 2022, by and among Vellar, Endurance, Counterparty and Merger Sub (together, the “Confirmation”);

WHEREAS, Seller, Counterparty, Endurance, Merger Sub and Vellar entered into that certain Assignment and Novation Agreement, dated as of October 25, 2022 (the “Novation Agreement”), pursuant to which Vellar assigned to Seller all of its rights, duties and obligations under the Confirmation with respect to a portion of the Maximum Number of Shares (as defined therein) equal to 4,000,000 Shares (as defined therein) in the Transaction (as defined therein, the “Transaction”);

WHEREAS, as of the date hereof, Seller beneficially owns 699,969 Subject Shares (as defined in the Confirmation) (the “Remaining Seller Shares”), and Seller will purchase in the open market an additional 62,500 Shares (such shares together with the Remaining Seller Shares, the “Seller Shares”);

WHEREAS, pursuant to that certain FPA Termination Agreement, dated October 20, 2023, by and among Counterparty, Endurance and Vellar, Vellar has indicated it will transfer good and valid title, free and clear of all liens, encumbrances, equities or adverse claims, to 237,531 Shares (such shares together with the Seller Shares, the “Transferred Shares”) to Seller as soon as practicable on or after the date hereof, but in any event prior to the date such shares are to be transferred by Seller to the Designated Transferee (as defined below) pursuant to this Agreement;

WHEREAS, Seller, Endurance and Counterparty wish to terminate the Confirmation and the Transaction and Seller wishes to relinquish any and all rights relating to the Transferred Shares;

WHEREAS, the board of directors of Counterparty has approved this Agreement as set forth in Exhibit 1 hereto;

WHEREAS, Counterparty entered into that certain Share Purchase Agreement, dated August 30, 2023, with MDA Space and Robotics Limited which provides for, among other things, the sale of a subsidiary of the Counterparty and certain other transactions (the “MDA Transactions”); and

WHEREAS, capitalized terms not defined herein shall have the meanings assigned to such terms in the Confirmation.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Termination of Confirmation. Effective upon the payment to Seller of the initial payment and delivery by the Seller of the Seller Shares described in Section 2 hereto on the date hereof:
a.	each of the Confirmation and the Transaction are terminated and of no further force or effect, without any further action by Seller, Endurance or Counterparty;
b.	none of Seller, Endurance, Merger Sub or Counterparty shall have any right, duty or obligation under the Confirmation or the Transaction, or any continuing liability to any other party thereto;
c.
any unpaid amounts owed, invoiced, due or otherwise payable under the Confirmation (including under the ISDA Form or the Definitions, each as defined in, and incorporated by reference into, the Confirmation) or the Transaction shall be deemed to be fully satisfied and released in consideration of this Agreement.

2.	Payment.
a.
Counterparty hereby agrees to pay to Seller in cash an aggregate total amount of $6,000,000 (representing the maximum Maturity Consideration (as defined in the Confirmation) payable by Counterparty to Seller) less $633,600 (representing the amount of proceeds received by Seller for Shortfall Sales in excess of the Prepayment Shortfall) as follows: (i) $500,000 within 5 days of the closing of the MDA Transactions, (ii) $500,000 on each of December 1, 2023, January 1, 2024 and February 1, 2024, and (iii) the remainder on March 1, 2024. To the extent that the payments described in clauses (i) and (ii) of the foregoing sentence are made in full and on time on the dates indicated, and in each case no later than by the 5th business day (in Israel) following each such indicated payment date or such later date as provided below, the amount due to be paid to Seller on March 1, 2024 will be reduced to $248,000, upon the payment of which to Seller no further payments will be due from Counterparty to Seller. For the avoidance of doubt, to the extent the amount due to be paid by Seller on March 1, 2024 is reduced to $248,000 as described in the foregoing sentence, then the aggregate amount owed and paid in cash to Seller by Counterparty will have been reduced to $2,248,000; additionally, so long as a required payment is made by Counterparty by the 5th business day (in Israel) following the applicable payment due date indicated in clauses (a)(i), (a)(ii) and (a)(iii) above (or such later date as provided below), such payment shall be considered timely and no default shall have occurred under this Agreement. For each payment required to be made by Counterparty as described herein, Seller shall notify Counterparty if it has not received such payment by the 5th business day (in Israel) following the applicable scheduled payment due date. Upon Seller’s notification to Counterparty that it has not received any payment described herein within 5 business days (in Israel) following the applicable scheduled payment due date, Counterparty will have 5 business days (in Israel) to make such payment to Seller. The Counterparty shall not be considered to be in default under this Agreement and such payment shall be considered to have been made on time for all purposes under this Agreement (including for purposes of the second sentence of this clause (a)) to the extent any payment has been made within 5 business days (in Israel) following Seller’s notification to Counterparty as described in the foregoing sentence, provided further, that until Seller delivers the applicable notice to Counterparty as described above, Counterparty shall not be obligated to make the applicable scheduled payment and shall not be considered to be in default and such payment, provided it is made within 5 business days (in Israel) following Seller’s notification to Counterparty as described in the foregoing sentence, shall not be considered late for all purposes under this Agreement (including for purposes of the second sentence of this clause (a)) when made.

b.
Seller hereby agrees (i) to promptly, on a date that is no later than 5 trading days after the date hereof, following the payment by Counterparty referred to in clause (a)(i) above, relinquish any and all rights relating to the Transferred Shares and to transfer all of its rights and interests in the Transferred Shares and cause the same to be delivered, to the holder designated in Exhibit 2 hereto (the “Designated Transferee”), via the delivery instructions set forth on Exhibit 2 and (ii) upon such transfer of the Transferred Shares, the Designated Transferee shall hold good and valid title to such shares, free and clear of all liens, encumbrances, equities or adverse claims.

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3.
Mutual Release. Effective upon receipt by Seller of the initial payment referred to in Section 2(a)(i) and the relinquishing by Seller of any and all rights relating to the Seller Shares as described in Section 2 hereto on the date hereof:

a.
Each of Counterparty and Endurance (together, the “Companies”) hereby releases Seller and its affiliates and their respective partners (both general and limited), members (both managing and otherwise), directors, officers, employees, agents and representatives from any and all obligations, claims, costs, actions, suits, proceedings, investigations, demands, damages, liabilities, sums of money, losses and controversies of every kind and description, whether in law or in equity and whether known or unknown, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, contingent or otherwise (the “Liabilities”), which any of the Companies now has, may now have, has had or may hereafter have against Seller, related to, arising out of or in connection with the Confirmation; and

b.
Seller hereby releases each of the Companies and their affiliates and their respective partners (both general and limited), members (both managing and otherwise), directors, officers, employees, agents and representatives from any and all Liabilities, which Seller now has, may now have, has had or may hereafter have against the Companies, related to, arising out of or in connection with the Confirmation.

4.
Legal Fees. If the Counterparty fails to make any payment referred to in Section 2(a)(ii) or Section 2(a)(iii) when such payments become due, then the Counterparty will pay or cause to be paid all documented fees and expenses of the Seller’s counsel incurred in connection with legal proceedings initiated by Seller to collect such payments pursuant to this Agreement.

5.
Effect of Novation Agreement. For the avoidance of doubt, the terms and provisions set forth in this Agreement only apply to the portion of the Confirmation and the Transaction, and in each case the rights and obligations thereunder, assigned to Seller pursuant to the Novation Agreement.

6.
Execution in Counterparts. This Agreement may be executed by facsimile or .pdf signature in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

7.
Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of New York (without giving effect to the conflict of laws provisions thereof that would result in the application of the laws of another jurisdiction).

8.
Third Party Beneficiaries. The Designated Transferee shall be an express third party beneficiary of the obligations of Seller under Section 2(b) of this Agreement and of the representations and warranties of each party in Section 11 of this Agreement. Except as otherwise expressly provided in this Section 8, this Agreement does not create any rights, claims or benefits inuring to any Person that is not a Party hereto nor create or establish any third party beneficiary hereto.

9.
Assignment. This Agreement and the rights hereunder are not assignable by any party hereto unless such assignment is consented to in writing by the other parties hereto and any assignment in contravention to this provision shall be null and void. This Agreement and all the provisions herein shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.
Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Agreement. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Agreement, as applicable, by, among other things, the mutual waivers and undertakings provided herein.

11.
Representations and Warranties. Each party hereby represents and warrants to each other party that such party (i) has full power and authority to enter into and perform its obligations under this Agreement, (ii) has duly authorized the execution, delivery and performance of this Agreement, and (iii) this Agreement has been duly executed and delivered by such party and, assuming the due execution and delivery of this Agreement by each of the other parties, this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  Seller represents to the Companies that, as of the date hereof, upon the delivery of the Transferred Shares pursuant to Section 2 hereto, it does not own any Shares.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

ACM ARRT G LLC

By: ______________________________________
Name:
Title: Authorized Representative

SATIXFY COMMUNICATIONS LTD.

By: ______________________________________
Name:
Title:

ENDURANCE ACQUISITION CORP.
By: ______________________________________
Name:
Title:

Exhibit 1 to FPA Termination Agreement

Excerpt of Approval of FPA Termination Agreement dated October 31, 2023, by board of directors of SatixFy Communications Ltd.

Exhibit 2-A to FPA Termination Agreement

Transfer instructions for free delivery of Transferred Shares to Designated Transferee

Exhibit 2-B to FPA Termination Agreement

Transfer instructions for free delivery of Transferred Shares to Designated Transferee